Filed Pursuant to Rule 433
Registration Statement No. 333-108215
Dated May 30, 2007
Kansas City Power & Light Company
Pricing Term Sheet
May 30, 2007

Issuer:	Kansas City Power & Light Company

Ratings:	Moody’s Investor Services: A3 (Stable Outlook) Standard & Poor’s Ratings Group: BBB (CreditWatch with Negative Implications)

Principal Amount:	$250,000,000

Title of Securities:	5.850% Notes due 2017

Maturity:	June 15, 2017

Coupon (Interest Rate):	5.850%

Yield to Maturity:	5.872%

Benchmark Treasury:	4.500% due May 15, 2017

Spread to Benchmark Treasury:	100 basis points

Benchmark Treasury Price and Yield:	97.03 / 4.872%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2007

Redemption Provision:	Callable at any time at a make-whole price of the greater of (i) 100% of the principal amount or (ii) discounted present value at Treasury Rate plus 15 basis points

Price to Public:	99.832% of the principal amount, plus accrued interest, if any, from June 4, 2007

Settlement Date:	June 4, 2007
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC or Wachovia Capital Markets, LLC will arrange to send you the prospectus if you request it by calling toll-free or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.